Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 41347-84

Web site: www.langmichener.com

Direct Line: (604) 691-7410
Direct Fax Line: (604) 893-2669
E-Mail: mtaylor@lmls.com

June 27, 2005

VIA EDGAR
MAIL STOP 04-05

The United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0510
Washington, D.C.
USA 20549 - 0405

Attention: April Sifford, Branch Chief

Dear Sirs/Mesdames:

TRANS-ORIENT PETROLEUM Ltd. (the “Company”)
Form 20-F For Fiscal Year Ended July 31, 2004
Filed January 31, 2005
SEC File No. 0-27668

We write on behalf of the Company in response to Staff’s letter of June 14, 2005 (the “Comment Letter”) signed by April Sifford, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F filing. On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amendment No. 1 to the Form 20-F of the Company.

In addition to the Amendment No. 1 to the Form 20-F, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amendment No. 1 to Form 20-F.

Form 20-F for the Fiscal Year Ended July 31, 2004

Financial Statements

Auditors’ Report

1. WE NOTE YOUR AUDITORS REFER TO ANOTHER ACCOUNTANT IN THEIR REPORT. PLEASE INCLUDE THE PREDECESSOR ACCOUNTANTS’ REPORT IN YOUR FORM 20-F AS REQUIRED BY ITEM 8.A OF FORM 20-F. PLEASE NOTE YOU MAY NOT INCORPORATE THESE REPORTS AS AN EXHIBIT IN THE FORM 20-F.

Further to Staff’s comment, the Company has included with the Amendment No. 1 to Form 20-F the audit report of Sadovnick Telford and Skov on the Company’s balance sheet as at July 31, 2003 and its consolidated statements of operations and deficits and cash flows for each of the years ended July 31, 2003 and 2002.

Tandy Declaration

Further to Staff’s request, we enclose the Company’s “Tandy” declaration letter dated June 24, 2005.

Please advise if you have any questions or comments in the interim.

Yours truly,

/s/ Michael Taylor

Michael H. Taylor
for Lang Michener LLP

MHT/jl
Enclosures

cc:	Trans-Orient Petroleum Ltd. Attention: Mr. Barry MacNeil, Chief Financial Officer